Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

LBI MEDIA HOLDINGS, INC.

This Restated Certificate of Incorporation of LBI Media Holdings, Inc. (the “Corporation”), was duly adopted in accordance with the provisions of Sections 141, 242 and 245 of the Delaware General Corporation Law. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 23, 2003. The text of the Corporation’s Certificate of Incorporation as heretofore amended is hereby restated and further amended to read in its entirety as follows:

ARTICLE 1

The name of the Corporation is LBI Media Holdings, Inc.

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address The Corporation Trust Company.

ARTICLE 3

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "GCL").

ARTICLE 4

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $.01 par value per share (the “Common Stock”).

ARTICLE 5

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors of the Corporation (the “Board”).

ARTICLE 6

(A)	Limitation of Liability.

(1)	To the fullest extent permitted by the GCL as it now exists or may hereafter be amended, no director of the Corporation shall be liable to the

Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

(2)	Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

(B)	Right to Indemnification

The Corporation shall, to the fullest extent permitted by the GCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under the GCL from and against any and all of the expenses, liabilities, or other matters referred to in or covered by the GCL. The indemnification right outlined in this Section (B) will continue as to a person who has ceased to be a director, officer, employee or agent. Further, the indemnification right will inure to the benefit of such indemnitee’s estate, heirs, executors and administrators. The Corporation is authorized to provide by bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents for breach of duty to the Corporation and its stockholders in excess of the indemnification otherwise permitted by applicable law.

ARTICLE 7

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 8

In addition to the other powers expressly granted by statute, the Board shall have the power to adopt, repeal, alter or amend the bylaws of the Corporation.

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IN WITNESS WHEREOF, the undersigned have executed this Restated Certificate of Incorporation on this 30 day of March, 2007.

/S/ JOSE LIBERMAN
Name: Jose Liberman Title: Chairman and President

/S/ LENARD D. LIBERMAN
Name: Lenard D. Liberman Title: Executive Vice President, Chief Financial Officer and Secretary